Filed by Golden Star Resources pursuant to Rule 425
under the Securities Act of 1933

Subject Company: IAMGold
IAMGold Commission File Number 1-31528

Golden Star & IAMGOLD Golden Star Peter Bradford President & CEO May 2004 A Logical Combination

Disclaimer SAFE HARBOR: The statements contained in this presentation are both historical and forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. Such forward-looking statements include the statements as to the impact of the proposed acquisition on both the combined entity and the Company's Shareholders. The forward-looking statements involve risks and uncertainties including those relating to exploration, the establishment of reserves, the recovery of any reserves, future gold production and production costs, future permitting dates for additional sources of ore, synergies, and the accretive nature of the transaction. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; technical, permitting, mining or processing issues; fluctuations in gold price and costs; the business of Golden Star and IAMGOLD may not be integrated successfully or such integration may be more difficult, time- consuming or costly than expected; expected combination benefits from the Golden Star/IAMGOLD transaction may not be fully realized or realized within the expected time frame. Please refer to a discussion of some of these and other risk factors in Golden Star's Form 10-K and other Securities and Exchange Commission filings. The forecasts contained in this document constitute management's current estimates, as of the date of this presentation, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this presentation represent management's estimate as of any date other than the date of this presentation. INFORMATION: The information contained in this presentation has been obtained by Golden Star from its own records and from other sources deemed reliable, however no representation or warranty is made as to its accuracy or completeness. The technical information relating to Golden Star's material properties disclosed herein is based upon previously filed technical reports prepared and filed pursuant to National Instrument 43-101. CURRENCY: All monetary amounts refer to United States dollars unless otherwise indicated. CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES: This presentation uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulators, the SEC does not recognize them. "Inferred Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under certain non-U.S. rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. This presentation does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell, any of the securities of Golden Star or IAMGold. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission. Golden Star plans to file with the U.S. Securities and Exchange Commission a Registration Statement on SEC Form S^4, and expects to mail an Offer Circular and Prospectus to IAMGold stockholders concerning the proposed business combination with IAMGold. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER CIRCULAR AND PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Golden Star will be available free of charge from Golden Star Investor Relations, 10901 West Toller Drive, Suite 300, Littleton, Colorado 80127^6312, telephone no. (303) 830^9000.

Agenda Transaction - Summary Golden Star & IAMGOLD - A Logical Combination The New Golden Star Concluding Comments Appendices Transaction Summary

Proposed Transaction Terms 1.15 Golden Star shares per IAMGOLD share Implied offer price of C$8.33 per IAMGOLD share(1) 13% premium to May 27 IAMGOLD closing share price on the TSX Subject to receiving support from IAMGOLD Board and shareholders and confirmatory due diligence Transaction would be accretive to both Golden Star and IAMGOLD 1. Based on May 27, 2004 Golden Star closing share price on TSX Transaction Summary

Agenda Transaction - Summary Golden Star & IAMGOLD - A Logical Combination The New Golden Star Concluding Comments Appendices Golden Star & IAMGOLD - A Logical Combination

A Perfect Fit Golden Star + IAMGOLD Production from 2005 in excess of 800,000 oz Potential to quickly become 1 million ounce producer New unhedged gold producer focused on West Africa ~$8 million in potential annual synergies 7 million oz reserves plus 13 million oz resources Strong operational management Pro forma cash and equivalents of approximately $200 million Strong U.S. and Canadian investor support IAMGOLD Established producer with industry leading partners West African focus Seeking to become an operator Strong diversified free cash flow Strong Canadian investor following Golden Star Strong production growth from our properties West African focus Operational expertise Aggressive growth profile Strong U.S. investor following Golden Star & IAMGOLD - A Logical Combination

1. 2005 estimate Growth & Value Creation 800,000 oz 140% Increase in Annual Production(1) Accretive NAV CFPS EPS 20M oz 100% Increase in Reserves and Resources ~$1.8 b 100% Increase in Market Capitalization Golden Star & IAMGOLD - A Logical Combination ~$29 mm per day 40% Increase Trading Liquidity

We're Neighbors Golden Star & IAMGOLD - A Logical Combination

Whole management team has experience operating in Africa Senior management "on the ground" close to assets Strong Operational Management Iduapriem (Ghana) - construction and commissioning Bogoso/Prestea (Ghana) - acquisition and re-commissioning Siguiri (Guinea) - feasibility study Wassa (Ghana) - acquisition, feasibility study and commissioning West African Project Experience Golden Star & IAMGOLD - A Logical Combination

Agenda Transaction - Summary Golden Star & IAMGOLD - A Logical Combination The New Golden Star Concluding Comments Appendices The New Golden Star

A New Leader In West Africa Creates a new, unhedged intermediate gold producer focused on West Africa Fills the void created by AngloGold's acquisition of Ashanti Leverages Golden Star's exploration and operational expertise over a larger asset base Consolidation along Ashanti belt in Ghana Significant producer and explorer in Mali Strong diversified cash flow The New Golden Star

Largest Resource Base in Peer Group Source: Company filings and BMO Nesbitt Burns estimates 1. Gold Equivalent (Silver converted to gold equivalent using $5.50/oz silver and $350/oz gold) (1) The New Golden Star Reserves & Resources mm oz

Leading Intermediate Gold Producer... Source: BMO Nesbitt Burns Equity Research & Golden Star Estimates 1. Gold Equivalent (Silver converted to gold equivalent using $5.50/oz silver and $350/oz gold) (1) The New Golden Star 2005E Gold Production 000s oz

....with an Exceptional Growth Profile... Source: BMO Nesbitt Burns Equity Research & Golden Star Estimates The New Golden Star Gold Production 000s oz 47%

....Funded Internally... Source: BMO Nesbitt Burns Equity Research & Golden Star Estimates (assumes $380/oz gold price) The New Golden Star Free Cash Flow $mm

....and One of the Strongest Balance Sheets The New Golden Star 1. As at March 31, 2004 Source: Company filings and BMO Nesbitt Burns estimates Net Cash(1) $mm

Capital Markets Synergies Trading Volume Distribution Source: Bloomberg January 1, 2004 to March 30, 2004. Includes all North American listings The New Golden Star

Excellent Trading Liquidity The New Golden Star Source: Bloomberg January 1, 2004 to March 30, 2004. Includes all North American listings Average Daily Value Traded $mm

Attractive Valuation Note: Includes market value of listed warrants where applicable The New Golden Star Market Capitalization $mm

Agenda Transaction - Summary Golden Star & IAMGOLD - A Logical Combination The New Golden Star Concluding comments Appendices Concluding Comments

A Logical Combination Concluding Comments Regional Synergies Strong Operational Management Exceptional Growth Profile Self Financing Capital Markets Synergies

Agenda Transaction - Summary Golden Star & IAMGOLD - A Logical Combination The New Golden Star Concluding Comments Appendices Appendices

Corporate Overview Based in Denver, listed on: AMEX: GSS TSX: GSC Market cap $0.8 billion Widely held Approximately 32% institutional Good liquidity $21 million per day for the first 3 months of 2004 Appendix A: Golden Star Today

Bogoso/Prestea Mine Bogoso/Prestea Mine Conventional open pit mining CIL processing at present Future BIOX processing of sulfides Open pit reserves of 2.9 Moz 27 Mt @ 3.3 g/t Additional resources of 5.0 Moz 2003 production of 174,315 oz Average cash cost of $166/oz 2004 production of 140,000 - 155,000 oz Huge upside potential Significant exploration upside Expansion decision expected in 2004 Appendix A: Golden Star Today

Exceptional Growth Profile Source: Golden Star Estimates Appendix A: Golden Star Today 160% Growth 000s oz

Strong Resource Growth Appendix A: Golden Star Today Millions of Ounces

$21 million for Exploration in 2004 $21 million for Exploration in 2004 Appendix A: Golden Star Today Prestea Underground Bogoso/Prestea Wassa Other Africa South America East 6.6 5.9 2.5 4 1.8

Appendix B: New Golden Star Profile (1) Based on exchange ratio of 1.15 (2) May 27, 2004; Iamgold price is implied offer price based on 1.15 exchange ratio (3) March 31, 2004 (4) December 31, 2003 (5) Based on BMO Nesbitt Burns Research and Golden Star estimates

Bogoso/Prestea Expansion Two stage expansion project Commitment to second processing plant in early 2004 with gold production in 2005 Conversion of Bogoso mill to BIOX to start late 2004 for completion in 2005 Delivers multiple benefits Increased gold production resulting in >230,000 oz/year by 2005 Enhances processing and scheduling flexibility Synergies and cost savings Final technical studies are ongoing Estimated development cost of $70 million Estimated development cost of $70 million Estimated development cost of $70 million Estimated development cost of $70 million Estimated development cost of $70 million Estimated development cost of $70 million Estimated development cost of $70 million Estimated development cost of $70 million Estimated development cost of $70 million Estimated development cost of $70 million Estimated development cost of $70 million Estimated development cost of $70 million Estimated development cost of $70 million Estimated development cost of $70 million Appendix A: Golden Star Today

Wassa Mine Construction underway Conventional open pit mine CIL processing Start up in mid 2004 Low capital cost $26 million to first gold production 2004 Forecast of 50 - 55,000 ounces Increasing to +140,000 oz/year in 2005 2.2 Moz total reserve & resource Reserves of 16.2 Mt @1.3 g/t Exploration potential Drilling underway Appendix A: Golden Star Today